Exhibit (c)(6)

STRICTLY CONFIDENTIAL

Presentation to the Board of Ipsen:

Exploring Strategic Alternatives for the Tercica Partnership

26-Feb-2008

STRICTLY CONFIDENTIAL

Table of Contents

I. Executive Summary

II. Parameters of Exploratory Discussions With Tercica

III. Next Steps

Appendix A: Key Questions on a Potential Tercica Buyout

Appendix B: Precedent Case Study

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits with no limitations imposed by Goldman Sachs.

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I. Executive Summary

Executive Summary 1

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Executive Summary

• Ipsen has initiated a review of its investment in Tercica

- Tercica is performing in-line with expectations and relationship with Ipsen is good

- This investment has enabled Ipsen to expand its presence in endocrinology with two global products (Somatuline and Increlex)

- Some of the uncertainties associated with the Tercica investment in 2006 (e.g., approval of Increlex in Europe / Somatuline in the US, patent issue with Insmed) have been resolved favourably, but some operational uncertainties still remain today (e.g., future of Combo)

- Ipsen is investigating whether minority ownership of Tercica is the appropriate structure going forward

- A strong rationale would underpin the full Tercica acquisition: (i) strengthening of Ipsen’s growth and geographic profile and (ii) strengthening of Ipsen’s endocrinology portfolio

- From a financial perspective, though, the transaction would potentially be EPS dilutive until 2010

• In the next few months, Ipsen will have to take a decision regarding the appropriate platform for the US commercialisation of new Ipsen products (OBI-1, Dysport). In that context, a potential acquisition of Tercica could have an influence on Ipsen’s strategic orientation regarding the commercialisation of these products

• The objective would be for Ipsen to begin informal and private discussions with Tercica regarding common strategic options for both companies

• Ipsen and its advisors would continue to investigate implications of a potential Tercica buyout, a “public” process that would involve a diverse group of stakeholders with diverging interests

Executive Summary 2

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II. Parameters of Exploratory Discussions With Tercica

Parameters of Exploratory Discussions With Tercica 3

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Tercica Partnership in Context

Key Parameters

Considerations on the Tercica Partnership

• Strategic rationale for the initial Tercica investment

- Commercial presence in the USA

- Focus on the Endocrinology Therapeutic Area

- Enhancement of Ipsen’s product portfolio (Increlex)

- Value maximisation of R&D pipeline (Somatuline)

• Ipsen now controls 25.3% of Tercica’s capital

- Initial entry price for the 25.0% stake: $6.17 / share

- Additional subscription of 0.5m shares at $5.63 / share in 2007, following Genentech purchase agreement

- On a fully diluted basis, Ipsen would control 39.3% (at an average acquisition price of $6.59 / share for the full 39.3% stake)

• Estimated entry price of venture capital investors represented on Tercica’s Board: $4.17 / share1

Key Tercica Financials (IFRS)

In $m 2006 2007 2008 2009 2010 2011

Inclerex US 1 10 22 47 81 125

Increlex ex-US (sales to Ipsen) - 0 1 3 6 8

Somatuline US - 1 16 49 89 129

Other revenues (from Ipsen) - 1 2 4 6 8

Total Revenues 1 11 41 104 182 271

EBIT (52) (59) (68) (31) 18 61

Net Income (49) (40) (44) (20) 9 36

Closing Cash 125 114 44 20 41 107

Share Price Performance

Since Jul-2006 Investment (Initial Price of $6.17 / share)

8.0 Min: $4.6

Max: $7.8

Volume weighted average: $5.9

7.5

7.0

$6.69

42.3%

6.5

Price ($)

6.0

5.5

5.0

4.5

Jul-2006 Oct-2006 Jan-2007 Apr-2007 Jul-2007 Oct-2007 Jan-2008

Source: Company, Datastream as of 15-Feb-2008

1 $20m raised in 2002 through the sale of shares of convertible preferred stock (convertible into 6,466,667 shares) to investors including MPM Capital and Prospect Venture Partners. $43.8m raised in 2003 through the sale of shares of convertible preferred stock (convertible into 8,830,650 shares) to investors including Rho Ventures, MedImmune, MPM Capital and Prospect Venture Partners.

Parameters of Exploratory Discussions With Tercica 4

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Tercica Partnership in Context

Update on 2008 Trading Performance

• January 2008 performance slightly below budget

- Increlex revenues: $1.15m (c. $0.1m below budget); drop out rate slightly higher than expected

- Investigation currently on-going to understand the reasons behind this decrease, through the creation of a new database, patient calls, etc.

- Over the quarter, forecasts are c. $0.4m below budget

- Somatuline revenues: in line with budget, but sales slightly penalised due to 6-week delay during launch period

- Over the quarter, forecasts are c. $0.5m below budget

• Estimated revenues of $5.8m over Q1 2008, or c. $0.9m below budget

Parameters of Exploratory Discussions With Tercica 5

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Tercica Partnership in Context

Background to Exploratory Discussions

Illustrative Combined Therapeutic & Geographic Footprint (Assuming Full Consolidation)

Reinforced specialty focus in endocrinology

2008 Budget 2011 Plan

15% 15% 16% 16%

16% 18% 25% 33%

25% 24% 23% 20%

41% 40% 34% 31%

Ipsen standalone Ipsen + Tercica Ipsen standalone Ipsen + Tercica

• Primary care • Oncology • Endocrinology • Neuro • Drug related

Improved Geographical Footprint

2008 Budget 2011 Plan

17% 17% 17% 16%

3% 4%

47% 46% 48% 43%

36% 35% 31% 28%

Ipsen standalone Ipsen + Tercica Ipsen standalone Ipsen + Tercica

• France • Other European countries • North America • RoW

• Full integration of Tercica within Ipsen would strengthen Ipsen’s presence in endocrinology, a Targeted Therapeutic Area, and moderately strengthen Ipsen’s US footprint

Parameters of Exploratory Discussions With Tercica 6

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Illustrative Considerations on a Potential Tercica Buyout

Roadmap to a Potential Tercica Buyout Assuming an “Accelerated” Process

Assuming no interlopers/legal challenges, and no material change in Offer terms (e.g. price)

• The timetable below illustrates a potential “best case” transaction roadmap where a first informal CEO-to-CEO contact would be followed by an exploratory period with the Tercica Board, enabling the preparation of a weekend of negotiations at the end of Week 10

- Public announcement of the agreement and of the launch of a tender offer recommended by the Tercica Board would take place immediately following this weekend of negotiation

• Numerous factors could impact this illustrative timetable, notably the need to disclose publicly sooner than expected the beginning of discussions with Tercica, which would then lead to heightened pressure from the market and a turnover of the Tercica shareholder base

Feb. March April May June

Week 1 Week 2 Week 3 Week 4 Week 5 Week 6 Week 7 Week 8 Week 9 Week 10 Week 11 Week 12 Week 13 Week 14 Week 15 Week 16

Ipsen Corporate Events

Board of Directors (26-Feb) (31-Mar) (04-May) (11-Jun)

2007 Results (27-Feb)

Q1 2008 Sales (29-Apr)

AGM (4-Jun)

Tercica Corporate Events

2007 Results (26-Feb)

Q1 2008 Results (Early May)

Process

Preparatory phrase

Informal approach - CEO to CEO (28-Mar)

Nego. with Board on the terms of the transac.

Announcement of the transaction (05-May)

Tender Offer Period Tender Offer Period

Tender Offer closed (Commencement Day + 20) (10-Jun)

Announcement of short form merger (assuming 90% shares tendered) (11-Jun)

Financing

Preparation of lending banks presentation

Contacts/meetings with banks

Submission of firm proposals (27-Mar)

Commited Financing (28-Mar)

Market/Investor Communication on Transaction

Ipsen press release on offer (05-May)

Market/investor presentation (05-May)

Investor roadshow

Parameters of Exploratory Discussions With Tercica 7

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Illustrative Considerations on a Potential Tercica Buyout

Likely Sources of Delays in a Potential Tercica Buyout

Potential Sources of Delays

• Tactics to slowdown pace of negotiation

- Tercica may seek to leverage on the full 30-day negotiation period contractually provided by the agreements between Ipsen and Tercica

• Resistance from Tercica shareholders

- ISS opinion on the conditions of the buyout

- Failure to reach the 90% required threshold to effect a short-form merger post completion of the tender offer

• Litigation by activist shareholders

• SEC review

- SEC review schedules can be unpredictable, and heavy comments to Form TO could take longer to work through

• Amendments to the offer

- A material change to the offer may result in an extension of the offer period

• Regulatory approval

- Antitrust review would lengthen the time of the process

2000-2007 Selected US Buyouts1

Length from Announcement to Closing (Calendar Days)

Average: 131 days

›300 1

275 - 300 1

250 - 275

225 - 250 3

200 - 225 4

175 - 200 5

150 - 175 6

125 - 150 8

100 - 125 2

75 - 100 10

50 - 75 8

25 - 50 4

‹25 1

• Even within the framework of a friendly scenario, the buyout of Tercica’s shareholders could be a long process

• Early disclosure of on-going discussions by Tercica would put pressure on the negotiation process and impact Tercica’s share price

1 Among 53 selected buyout transactions of US targets by significant existing shareholders (initial stake before the transaction between 23% and 89%, with an average of 65%), between 2000 and 2007.

Parameters of Exploratory Discussions With Tercica 8

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Illustrative Considerations on a Potential Tercica Buyout

Preliminary Considerations on a Potential Price Strategy

• If Ipsen were to make a bid on Tercica, investors would likely focus on Tercica’s trading levels prior to announcement and comparable transactions to assess the bid’s attractiveness

• The day a potential Ipsen-Tercica transaction is announced, Tercica’s shareholder base would most probably change significantly overnight and event-driven / activist investors would enter the stock

- Such investors, focused on value, would build an aggressive value case “justifying” a high level of premium

• Ipsen would need to be ready to address discrepancies between Tercica’s business plan and market consensus

• If Ipsen were to proceed with a buyout of Tercica, it would need to have a clearly defined price discipline before initiating Tercica’s potential buyout process

- Pressure is high during a takeover process to increase bid price

- Bidders with a clear notion of their “walk-away” price are more disciplined bidders and less inclined to concede unwarranted increases in the bid price

Parameters of Exploratory Discussions With Tercica 9

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Illustrative Considerations on a Potential Tercica Buyout

Selected Price & Valuation Benchmarks

Valuation Range ($ per share) Comment

52-Week Trading Range $4.7 $7.8 • Minimum: $4.71 (01-Aug-2007) • Maximum: $7.77 (05-Nov-2007)

Research Analysts Target Price $9.0: target price meridian $7.0 $10.0 • Minimum: $7.0 (Robert Baird & FBR) • Maximum: $10.0 (Stanford Group & Lazard)

Premia Paid in Selected US Minority Buyout Transactions Since 2000 $7.8 $8.4 • Reference share price: $6.69 (15-Feb-2008) • Minimum: +15.9% (median of premium implied by initial offer price) • Maximum: +25.0% (median of premium implied by final offer price)

Premia Paid in Selected Biotech Transactions Since 2003 $9.0 $10.0 • Reference share price: $6.69 (15-Feb-2008) • Minimum: +35.1% (median of premium based on share price the day prior to announcement) • Maximum: +50.0% (median of premium based on share price 1 month prior to announcement)

“Desktop” DCF Valuation (Brokers’ Consensus) Central case: $9.2 $7.9 $10.8 $0 $5 $10 $15 $20 • Illustrative DCF analysis based on consensus of research analysts’ forecasts

• Selected benchmarks suggest that shareholders could try to justify an aggressive case for a Tercica value at or above $10 per share

• Besides the biotech premium analysis and the target prices of selected brokers, shareholders could possibly rely on DCF scenarios yielding rich equity values

Parameters of Exploratory Discussions With Tercica 10

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Illustrative Considerations on a Potential Tercica Buyout

Preliminary Analysis of the Financial Impact on Ipsen

Financial Impact

Illustrative Consideration to increase stake to 100%

Acquisition Price ($) 8.0 8.5 9.0 9.5 10.0

Premium over spot price of $6.69 19.6% 27.1% 34.5% 42.0% 49.5%

Consideration to reach 39.3% ($m) (1) 37 37 37 37 37

Buyout of remaining capital ($m) (2) 351 373 395 417 439

Total consideration ($m) 388 410 432 454 476

Total consideration (€m) 261 275 290 305 320

Average acquisition price

Initial consideration for 25.0% ($m) 77 77 77 77 77

2007 Capital increase ($m) 3 3 3 3 3

Consideration to reach 39.3% ($m) (3) 115 115 115 115 115

Buyout of remaining capital ($m) (2) 351 373 395 417 439

Total consideration for 100% ($m) 547 569 591 613 635

Average acquisition price/share ($) 7.5 7.8 8.1 8.4 8.8

Accretion / (Dilution) Analysis

2009 2010 2011

8.0 (13.5)% (5.9)% 0.8%

Acquisition Price ($ per share) (1)

8.5 (13.8)% (6.2)% 0.6%

9.0 (14.1)% (6.5)% 0.4%

9.5 (14.4)% (6.7)% 0.2%

10.0 (14.6)% (7.0)% (0.0)%

Synergies to breakeven (€m) (4)

2009 2010 2011

8.0 37 17 -

Acquisition Price ($ per share) (1)

8.5 38 18 -

9.0 39 19 -

9.5 40 20 -

10.0 40 21 0

(1) Consideration for the exercise of warrants only ($15.2m cash outflow related to the convertible bonds #3 is already included in Ipsen cash position as of 31-Dec-2007)

(2) For the remaining 60.7% stake

(3) Considering Convertibles #1 and #2 as cash costs

(4) Assuming a 20% tax rate

FX used: 1 € = 1.489 $. Assuming a pre-tax interest on the acquisition debt of 5.00%

Deleveraging Profile ($8.0 / Share Offer)

Total Consideration: €(261)m

Tercica net cash/(debt): €144m

Net impact: €(116)m

0.6× 1.1× 0.9× 0.4× 0.5× 0.8× 0.9× 417

138 253 216 100 110 205 272

2005A 2006A 2007A 2007PF 2008E 2009E 2010E 2011E

Net cash position Net cash/EBITDA

Deleveraging Profile ($10.0 / Share Offer)

Total Consideration: €(320)m

Tercica net cash/(debt): €144m

Net impact: €(175)m

0.6× 1.1× 0.9× 0.2× 0.2× 0.5× 0.7× 349

138 253 216 41 49 141 206

2005A 2006A 2007A 2007PF 2008E 2009E 2010E 2011E

Net cash position Net cash/EBITDA

Parameters of Exploratory Discussions With Tercica 11

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III. Next Steps

Next Steps 12

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Next Steps

Proposed Board Resolution

« Il est rappelé que dans le contexte de la revue permanente de ses relations avec Tercica et notamment dans celui de l’évaluation de son objectif stratégique de créer une plateforme aux USA, la Société a proposé d’initier des discussions, sans engagement, avec Tercica sur les conditions, les coûts et les conséquences de leurs différentes formes de relations.

Après discussion, le Conseil d’Administration :

a) Décide de mandater le Président Directeur Général pour prendre contact avec le Chief Executive Officer de Tercica, et/ou avec les autres membres du Conseil d’Administration de Tercica qu’il estimera nécessaire, afin d’évoquer l’avenir des relations entre les sociétés ;

b) Demande au Président Directeur Général de tenir le Conseil informé du résultat de ces discussions et de lui soumettre une synthèse des différentes options possibles pour assurer le développement du Groupe Ipsen aux Etats-Unis par l’intermédiaire de Tercica, avec les coûts correspondants ;

c) Autorise le Président Directeur Général à se faire assister de conseils qu’il estimera nécessaire (notamment au plan juridique et financier), dans le contexte de l’examen de ces options stratégiques et des discussions préliminaires avec Tercica, et de conclure avec eux le cas échéant les accords nécessaires.

Le Conseil d’Administration rappelle qu’il n’a pris à ce stade aucune décision quant à l’orientation stratégique de la Société et qu’une telle décision ne pourrait être prise que par le Conseil d’Administration, après qu’il ait évalué de manière détaillée les résultats des discussions préliminaires qui seront conduites par le Président Directeur Général avec Tercica, ainsi que les informations qui auront pu être rassemblées à cette occasion. »

Next Steps 13

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Appendix A: Key Questions on a Potential Tercica Buyout

Key Questions on a Potential Tercica Buyout 14

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Key Questions on a Potential Tercica Buyout

1 Who would be the key parties involved?

2 What could be illustrative valuation considerations?

3 How would Ipsen approach Tercica for a buyout?

4 What would be the deal structure and its key terms?

5 What would be the timetable in a friendly scenario?

6 What would be the likelihood of an unfriendly deal?

7 What would be the options to finance the transaction?

8 How would Ipsen communicate to the market?

9 What would be the potential risks for Ipsen?

Key Questions on a Potential Tercica Buyout 15

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1 Who Would Be the Key Parties Involved?

Key Takeaways

• A buyout of Tercica’s public shareholders would involve a highly visible process encompassing a large number of Tercica stakeholders whose interests would not necessarily be aligned with those of Ipsen

- Special Committee of Tercica’s Board of Directors, driven by its fiduciary duty

- Management and employees, focused on maximising option proceeds and ensuring their future

- Shareholders, including aggressive event-driven / activist investors and proxy advisory firms

- Tercica’s advisory team, driven by value maximisation and deal certainty

- Plaintiff lawyers appointed by shareholders

- Generalist / specialized press

- Regulators

• Once the buyout transaction would enter the public domain, Ipsen would not be in a position to control fully the “agenda” with such a diverse and driven group of stakeholders

• To handle effectively this situation, Ipsen would have to put in place a core team of M&A advisors (Goldman Sachs, Freshfields). If the Board were to decide to move forward on the exploration of a potential transaction with Tercica, further experts would be brought on-board (public relations, proxy solicitor, HR advisor)

Key Questions on a Potential Tercica Buyout 16

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IPSEN

Goldman Sachs

1 Who Would Be the Key Parties Involved?

Tercica "Universe"

Tercica Management

- John A. Scarlett
- Ross G. Clark
- Richard A. King
- Ajay Bansal
- Stephen N. Rosenfield
- Thorsten von Stein
- Andrew Grethlein
- Susan Wong
- George Bright
- Sandra L. Blethen
- Gordon Treadway
- William Yates

Tercica Board of Directors

- John A. Scarlett
- Ross G. Clark
- Alexander Barkas*
- Karin Eastham*
- Dr. Henner*
- Mark Leschly*
- David Mahoney*
- Christophe Jean

** Independent Director (according to Nasdaq listing standards)*

Top Tercica Shareholders[1]

- Ipsen
- MPM Capital
- AIM Trimark Investments
- Prospect Venture Partners
- Rho Capital Partners
- MedImmune Ventures
- MedImmune
- State of Wisconsin Investment Board
- T. Rowe Price Associates
- Barclays Global Investors

Tercica Core Advisory Team

- Investment Bank
- Legal advisors
- Proxy solicitor (Innisfree)

Tercica Universe

Event driven Investors / Activists

- Only upon takeover rumours / announcement of transaction

Proxy Voting Advisory

- Institutional Shareholder Services (ISS), Glass Lewis

Plaintiff lawyers

- Investors seeking an increase in the bid price may use plaintiff lawyers to challenge the transaction

Regulatory Bodies

- Food and Drug Administration (FDA)
- Securities and Exchange Commission (SEC)
- Federal Trade Commission (FTC) (application of the Hart-Scott-Rodino Antitrust Improvements Act)

Generalist / Specialized Press

- Wall Street Journal
- Financial Times
- BioCentury

Tercica Equity Analysts

- Collins Stewart: Andrew Fein
- FBR: Jim Reddoch
- Lazard Capital Markets: Matthew Osborne
- Lehman Brothers: Jim Birchenough
- Baird: Christopher Raymond
- Cowen: Eric Schmidt
- Stanford Group: Biren Amin

[1] *Source: Company, Thomson, Feb-2008*

Key Questions on a Potential Tercica Buyout 17

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1 Who Would Be the Key Parties Involved?

Ipsen’s External Advisory Team

Current Core M&A Advisory Team

Identity Role

Goldman Sachs Investment Banking

• Overall process management

• Advice on key strategic / tactical decisions (including bid tactics, structuring)

• Negotiation

• Valuation

• Assist Ipsen in due diligence (if applicable)

Freshfields Bruckhaus Deringer Legal

• Preparation of legal documentation

• Structuring / negotiation

• Assist Ipsen in due diligence (if applicable)

Advisors to be Appointed upon a Board Decision to Proceed with Buyout

Identity Role

Public Relations

• Advice on public communication strategies (press releases, presentation to the market / investors)

• Role of intermediary between the press and Ipsen

Proxy Solicitor

• Solicit favorable votes from Tercica shareholders in case of a shareholders’ general meeting

• Monitoring of tendering intentions in case of a tender offer

Legal advisor to GS

• Financial advisor to retain its own US legal counsel

Human Resources Advisory

• Propose a policy for the retention of key employees

Key Questions on a Potential Tercica Buyout 18

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2 What Could Be Illustrative Valuation Considerations?

Selected Valuation Benchmarks

Selected Valuation Benchmarks Specific Drivers

Stock Related Metrics

• Share Price

— Spot price

— Averages (1-month / 3-month / 6-month)

— 52-week high / low

• Shareholders cost base

— Historical Shares Traded at Various Prices

— Main shareholders entry point

— Options strike price for employees

Public Market Benchmarks

• Research analysts’ target prices

• Biotech peers trading multiples

M&A Benchmarks

• Comparisons with precedent transactions in the biotechnology space (i.e., transaction multiples)

• Share price premia paid in the US and biotechnology precedents

Fundamental Valuation

• Intrinsic valuation (DCF)

• Valuation of potential synergies

Key Questions on a Potential Tercica Buyout 19

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2 What Could Be Illustrative Valuation Considerations?

Since Ipsen Investment (18-Jul-2006)

Key Share Price Data

8.0 Closing 15-Feb-08 $6.69 1-m average $6.78 4.000

52-week high $7.77 3-m average $6.93

52-week low $4.71 6-m average $6.80

7.5 Convertible strike price ($7.41) 3,500

3,000

7.0 Acquisition price of the initial 25% stake ($6.17) 2,500

6.5 18-Jul-2006 Announcement of the transaction with Ipsen 2,000

6.0 1,500

5.5 1,000

5.0 500

4.5 0

Price ($)

Volume (‘000)

Jul-2006 Oct-2006 Jan-2007 Apr-2007 Jul-2007 Oct-2007 Jan-2008

—Volume —Tercica —US Biotech Index1 (rebased)

Source: Datastream as of 15-Feb-2008

1 Composed of: Abraxis Bioscience, Alexion Pharms., Amgen, Amylin Pharms., Biogen Idec, Biomarin Pharm., Celgene, Chas.Rvr.Labs, Gen-Probe, Genentech, Genzyme, Gilead Sciences, Illumina, Imclone Sys., Invitrogen, Millennium, Onyx Pharms., Osi Pharms., Techne and Vertex

Key Questions on a Potential Tercica Buyout 20

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2 What Could Be Illustrative Valuation Considerations?

Tercica Shares Traded at Various Prices

Since Ipsen Investment (18-Jul-2006) Last 12 Months

Weighted Average Price : 5.95 USD Weighted Average Price : 6.25 USD

Total Shares Traded as Percent of Shares Outstanding 100.28% Total Shares Traded as Percent of Shares Outstanding 70.06%

Last 6 Months Last 3 Months

Weighted Average Price : 6.80 USD Weighted Average Price : 6.94 USD

Total Shares Traded as Percent of Shares Outstanding 31.72% Total Shares Traded as Percent of Shares Outstanding 16.73%

• Approximately 1/3 of Tercica’s shares have traded at a volume weighted average share price of $6.8 / share

Source: Datastream as of 15-Feb-2008

Key Questions on a Potential Tercica Buyout 21

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IPSEN

Goldman Sachs

2 What Could Be Illustrative Valuation Considerations?

Estimated Entry Price of Selected Institutional Shareholders

					Estimated	Million of Shares Held				
#	Name	Country	Style	Stake	Entry Price ($)	Q1 '08	Q4 '07	Q3 '07	Q2 '07	Q1 '07
1	AIM Trimark Investments	Canada	Core Growth	7.9%	5.4	4,062,733	4,062,733	4,062,733	3,988,033	3,039,481
2	State of Wisconsin Investment Board	United States	Core Growth	4.8%	8.5	2,487,498	2,487,498	2,487,498	2,487,498	2,487,498
3	T. Rowe Price Associates, Inc.	United States	GARP	3.9%	6.8	2,001,442	2,001,442	2,001,442	1,974,142	1,972,242
4	Mazama Capital Management, Inc.	United States	Growth	2.7%	6.7	1,374,600	1,374,600	1,374,600	1,398,500	1,431,400
5	Deka Investment GmbH	Germany	Core Growth	1.8%	5.3	938,359	938,359	938,359	938,359	970,000
6	Carnegie Kapitalförvaltning AB	Sweden	Core Value	1.6%	7.3	849,951	849,951	849,951	849,951	799,951
7	AXA Framlington Investment Mgt	United Kingdom	GARP	1.6%	7.7	817,867	817,867	817,867	845,950	910,000
8	AXA Investment Managers Paris	France	Core Growth	1.6%	5.8	817,867	817,867	817,867	845,950	-
9	Granahan Investment Management Inc.	United States	Growth	1.6%	7.7	816,650	816,650	834,650	749,700	959,800
10	Dimensional Fund Advisors, LP	United States	Deep Value	1.4%	6.2	741,451	741,451	544,839	316,517	-
11	Clariden Leu	Switzerland	Core Growth	1.0%	6.7	537,228	537,228	537,228	458,085	458,085
12	DWS Investment GmbH	Germany	GARP	0.9%	8.2	465,545	465,545	465,545	472,311	512,311
13	Thrivent Asset Management, LLC	United States	GARP	0.5%	5.9	241,500	241,500	241,500	224,000	-
14	College Retirement Equities Fund	United States	GARP	0.4%	5.8	201,574	201,574	201,574	207,243	-
15	Northern Trust Company of Connecticut	United States	GARP	0.3%	6.8	150,550	150,550	150,550	124,350	123,650
16	UBS Global Asset Management	Switzerland	Core Value	0.2%	8.4	97,600	97,600	97,600	292,900	479,800
17	Morgan Stanley & Co. Inc.	United States	Broker-Dealer	0.1%	5.9	71,076	71,076	71,076	56,168	-
18	Goldman Sachs & Company, Inc.	United States	Broker-Dealer	0.1%	6.1	68,825	68,825	68,825	18,492	14,775
19	Deutsche Asset Management Americas	United States	Core Growth	0.1%	6.7	59,283	59,283	59,283	90,180	124,880
20	Credit Suisse Asset Management, LLC (US)	United States	Core Growth	0.1%	6.3	44,536	44,536	44,536	14,136	14,136
21	BlackRock Investment Management, LLC	United States	Deep Value	0.1%	6.0	41,800	41,800	41,800	38,200	7,900
22	Ohio Public Employees Retirement System	United States	GARP	0.1%	5.8	40,035	40,035	40,035	40,756	-
23	AIG Investments	United States	GARP	0.1%	5.8	28,669	28,669	28,669	27,423	-
24	BNY Mellon Asset Management	United States	Income Value	0.0%	6.2	21,933	21,933	21,933	2,310	-
25	MFC Global Investment Management	Canada	GARP	0.0%	5.8	18,535	18,535	18,535	18,535	-
26	Renaissance Technologies Corp.	United States	Hedge Fund	0.0%	6.2	17,418	17,418	17,418	0	-
27	Nordinvest	Germany	Core Growth	0.0%	5.4	17,000	17,000	17,000	20,000	20,000
28	Medical Strategy GmbH	Germany	GARP	0.0%	5.8	16,500	16,500	16,500	16,500	-
29	Northern Trust Global Investments	United States	Core Growth	0.0%	5.8	11,520	11,520	11,520	11,950	-
30	Fidelity Management & Research	United States	GARP	0.0%	7.5	6,400	6,400	6,400	6,400	318,189
			Total	**33.1%**	**6.7**	**17,065,945**	**17,065,945**	**16,887,333**	**16,534,539**	**14,644,098**
			Median		**6.2**					

Source: Thomson

Key Questions on a Potential Tercica Buyout 22

STRICTLY CONFIDENTIAL

2 What Could Be Illustrative Valuation Considerations?

Value of Position for Board Members and Key Executives

Ownership Value of Position at

Options TOTAL TOTAL Various Offer Price ($’000)

Name # Shares (‘000) # (‘000) Strike ($) Shares (‘000) in % (1) $8.0 $9.0 $10.0

Board members

John A. Scarlett (2) 921 650 6.89 1,571 2.2% 8.087 9,658 11,229

Ross G. Clark (2) 625 140 na 765 1.1% 5,182 5,947 6,711

Alexander Barkass 18 81 na 99 0.1% 249 348 447

Karin Eastham 10 35 na 45 0.1% 126 171 216

Dr. Henner - 45 na 45 0.1% 59 104 149

Mark Leschly - 45 na 45 0.1% 59 104 149

David L. Mahoney - 45 na 45 0.1% 59 104 149

Christophe Jean - 23 na 23 0.0% 30 52 75

Total 1,573 1,064 2,637 3.6% 13,851 16,488 19,125

Key Executives

Stephen N. Rosenfield 25 453 7.59 478 0.7% 387 866 1,344

Andrew Grethlein 5 352 5.35 356 0.5% 970 1,326 1,683

Ajay Bansal 1 310 6.43 311 0.4% 494 805 1,116

Thorsten von Stein - 305 7.86 305 0.4% 42 347 652

Richard King - 275 5.40 275 0.4% 715 990 1,265

Total 31 1,695 1,726 2.4% 2,609 4,334 6,060

Key shareholders with Board representation

MPM 6,859 - - 6,859 9.4% 54,874 61,733 68,593

Prospect Venture 3,064 - - 3,064 4.2% 24,508 27,572 30,635

Rho Capital Partners 3,005 - - 3,005 4.1% 24,045 27,045 30,050

Total 12,928 - 12,928 17.8% 103,422 116,350 129,278

Soursce: 2007 Proxy Statement as of May 2007, SEC filings

(1) Based on diluted number of shares of 72,786,386

(2) Member of the Management Board

For Options with no strike disclosed, assuming a strike price of $6.69 (weighted average of key executives options strike price)

• Weighted average strike price of stock options held by key executives is $6.69 / share

• At 31-Dec-2006, the weighted average strike price of outstanding options for all Tercica employees was $7.21 / share

Key Questions on a Potential Tercica Buyout 23

STRICTLY CONFIDENTIAL

2 What Could Be Illustrative Valuation Considerations?

Research Analyst Views on Tercica

Target Price as of 31-Jul-2007 ($) Current Target Price ($)

Undisclosed $14.0 Stanford Group $10.0

Collins Stewart $9.0 Lazard Capital $10.0

Lazard Capital $8.0 Lehman Brothers $9.0

Robert Baird & Co. $7.0 Collins Stewart $9.0

FBR & Co. $7.0

FBR & Co. $5.0 Robert Baird & Co. $7.0

Share Price as at 31-July-2007: $4.81 Current Share Price as at 15-Feb-2008: $6.69

Target Price Median: $8.0 Target Price Median $9.0

Analyst Recommendation as of 31-Jul-2007 Current Analysts Recommendation

Sell 17% Hold 29%

Hold 17%

Buy 67% Buy 71%

6 Analysts 7 Analysts

• Target Price of research analysts are in $7 - $10 per share range

• Median target price of $9 represents a 34.5% premium to current share price of $6.69 / share

• 70% of brokers have a Buy recommendation on Tercica

Key Questions on a Potential Tercica Buyout 24

STRICTLY CONFIDENTIAL

IPSEN Innovation for patient care

Goldman Sachs

2 What Could Be Illustrative Valuation Considerations?

Brokers' Valuation Methodologies to Determine their Target Prices

		Revenue Multiples				
Broker	Target Price ($)	Multi-ple	Ref. Year	Discount Rate	Other Valuation Methodologies	Selected Comments
Collins Stewart (23-Jan-08)	$9.0	6.0x	2011	25%	-	"By applying a **6x multiple to our 2011 revenue forecast of $150MM and discounting back to the present at a rate of 25% per annum**, we arrive at a fair value for TRCA's shares of $9."
Stanford Group (20-Dec-07)	10.0	-	-	-	■ SoP valuation of Increlex and Somatuline (discount rate of 15%) ■ DCF valuation of the Group (WACC: 17%, perpetuity growth rate: 2%)	"We arrive at our 12-month price target of $10 by using a **sum of parts analysis of the Increlex and Somatuline Depot franchises. To provide additional support for our price target, we conducted a DCF analysis which supports our sum of the parts analysis**. We forecast peak Increlex sales of $200M in 2013, and peak Somatuline Depot sales of $160M in 2013. We do not include any potential revenues from TRCA's Phase II Increlex/Nutropin combination for short stature, adult growth hormone deficiency, and possibly obesity."
Lazard Capital (03-Nov-07)	10.0	6.0x	2011	20%	-	"Target of $10, derived from applying a **6x to our 2011E revenues of $182 M, discounted 3.25 years at 20% per year, plus $2 cash per share**. The 6x multiple is within the 5-7x 2008E EV/revenue multiple for the biotech group."
FBR & Co. (03-Nov-07)	7.0	6.0x	2009	25%	■ P/E multiple (35.0x 2013 earnings), discounted @25%	"On a back-of-the-envelope, price-to-sales basis, $7 a share, or a $480M market value, seems fair, since **$95M in 2009 revenue at a multiple of 6x, discounted a year at 25%**, implies a $460M valuation. **Our official price target calculation is based on our $0.65 EPS estimate in 2013, a 35x P/E multiple**, and a **25% discount rate (down from 35%**, as we perceive less risk to future revenues)."
Robert Baird (02-Nov-07)	7.0	-	-	-	■ P/E multiple (35.0x 2010 earnings), discounted @20%	"In that big-cap commercial biotechnology companies have historically traded in an average range of 30-40X EPS estimates, **we apply a 35 multiple to our 2010 EPS estimate of $0.28, discounted back by 20% per year**, to derive our 12-month price target of $7."
Lehman Brothers (09-Oct-07)	$9.0	6.5x	2010	20%	■ P/E multiple (25.0x 2010 earnings), discounted @25%	"We arrive at our $9.00 price target by applying a **25x multiple to 2010 EPS forecast of $0.61 and discounting at 25%**. We believe that the 25x multiple and 25% discount rate appropriately reflect TRCA growth prospects and risk to achieving our estimates. **We arrived at our previous $14 price target by applying a 6.5x revenue multiple to our prior 2010E revenue forecast** of $227.3 million and **discounting at 20%**."

- **Research analysts focused on a 6.0x-6.5x revenues multiple range applied to 2009-2011 Tercica revenues and discounted at a 20-25% rate**

Key Questions on a Potential Tercica Buyout 25

STRICTLY CONFIDENTIAL

2 What Could Be Illustrative Valuation Considerations?

Illustrative Premia Benchmarks

Initial Premium Over Market Price (2000-2007)1 Final Premium Over Market Price (2000-2007)1

Selected US Minority Buyout Transactions1

Average: 19.7% Average: 30.6%

Median: 15.9% Median: 25.0%

26% 36% 26% 2% 3% 3% 3% 16% 24% 17% 14% 16% 7% 7%

<10% 10%-20% 20%-30% 30%-40% 40%-50% 50%-60% >60% <10% 10%-20% 20%-30% 30%-40% 40%-50% 50%-60% >60%

Premium to 1-Day Prior to Announcement (2003-2007) Premium to 1-Month Prior to Announcement (2003-2007)

Average: 41.8% Average: 49.6%

Median: 35.1% Median: 50.0%

Selected Biotech Transactions

11% 6% 31% 6% 20% 11% 14% 3% 11% 17% 9% 9% 20% 31%

<10% 10%-20% 20%-30% 30%-40% 40%-50% 50%-60% >60% <10% 10%-20% 20%-30% 30%-40% 40%-50% 50%-60% >60%

Source: SEC filings and Thomson

1 Among 53 selected buyout transactions of US targets by significant existing shareholders (initial stake before the transaction between 23% and 89%, with an average of 65%), between 2000 and 2007

Key Questions on a Potential Tercica Buyout 26

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2 What Could Be Illustrative Valuation Considerations?

DCF Analysis: Understanding / Addressing Projections Discrepancies

Increlex US Sales ($m) Somatuline US Revenues ($m)

140 140

$m $m

120 120

100 100

80 80

60 60

40 40

20 20

0 0

Brokers’ Consensus Brokers’ Consensus

2007 2008 2009 2010 2011 2007 2008 2009 2010 2011

—Stanford —Lehman —Stanford —Lehman

—FBR —Cowen —FBR —Cowen

Collins —Brokers’ Consensus Collins —Brokers’ Consensus

—Tercica BP —Tercica BP

• Significant variations among brokers’ sales and revenues forecasts, especially for Increlex

• Tercica’s projections are above brokers’ consensus; Tercica may discount its projections for risks to a lesser extent than its equity analysts, particularly for negotiation purposes

Key Questions on a Potential Tercica Buyout 27

STRICTLY CONFIDENTIAL

3 How Would Ipsen Approach Tercica for a Buyout?

Key Takeaways

• Before making any potential approaches to Tercica’s CEO to discuss a buyout scenario, Ipsen would need a clear view on:

— Contractual constraints associated with the existing agreements between Ipsen and Tercica

— Proper timing: not a major constraint since no material news flow expected from Tercica in 2008

— Potential clearing price and walk-away price

— “Plan B” if initial discussions were to be unfruitful or if Tercica were to force rapid public disclosure

• Preferred tactic to initiate a buyout transaction would be a friendly, informal and confidential approach

— In confidential negotiations, there are risks of leaks and disclosure. Experience in the US context suggests nonetheless that it is possible to maintain confidentiality for a limited number of weeks

— Public disclosure would become necessary at some point

• Ipsen should assume that the discussions / negotiations would rapidly become difficult

— Strong litigation pressure in the United States context would force members of a Special Committee of the Board of Directors to be extremely focused on value maximisation and fairness of process

Key Questions on a Potential Tercica Buyout 28

STRICTLY CONFIDENTIAL

IPSEN
Innovation for patient care

Goldman Sachs

3 How Would Ipsen Approach Tercica for a Buyout?

Contractual Agreements with Tercica: Path to 39% Ownership

		Stake (%)	Acq. Price ($)	Premium (%)	# of shares (m)	Amount (m)	Cash Amount (€m)	Cum. Stake (%)
1)	Initial Equity Investment (Basic)	17.2%	$6.17	30%	12.5	€ 61.8	€ 61.8	17.2%
2)	Convert 1 - Upfront Payment (Fully Diluted)	4.7%	$7.41	11%	3.4	$ 25.0	Issued against Somatuline Rights	21.9%
3)	Convert 2 - Milestones (Fully Diluted)	7.1%	$7.41	11%	5.1	€ 30.0	Issued against Somatuline Rights	29.0%
4)	Convert 3 - Cash Investment (Fully Diluted)	2.8%	$7.41	11%	2.1	$ 15.2	€ 10.2	31.8%
5)	Warrants (Fully Diluted)	6.8%	$7.41	11%	4.9	$ 36.7	€ 24.6	38.6%
6)	Capital Subscription post Genentech Deal	0.7%	$5.63	-	0.5	$ 2.9	€ 2.0	39.3%
	Ending Stake				**28.6**		**€ 98.6**	**39.3%**

- 30% premium over the 20-days weighted average share price
- 12.5m shares represent 24.3% of current total shares outstanding of 51.4m shares
- Convertible notes 1 and 2 with no cash outflow for Ipsen
- Exercisable by 31-Dec-2010

Note: Assuming Reference share price of $4.75 (Average 15 days as of 17-Jul-06) for the initial equity investment
Fully Diluted shares including: 10.6m of shares from Ipsen convertibles (incl. accrued interests), 5.4m of options as of Dec-2007 and 0.3m of Kingsbridge warrants

Key Questions on a Potential Tercica Buyout 29

STRICTLY CONFIDENTIAL

IPSEN
Goldman Sachs

3 How Would Ipsen Approach Tercica for a Buyout?

Potential Nature of Approach

Approach: Letter to the Tercica Board vs. Informal "Verbal" Approach Regarding a Buyout

Options	Description	Pros	Cons
Letter to Tercica Board: Aggressive / Soft Consultation Notice	▪ Letter addressed to Tercica's Board ▪ Soft or aggressive wording ▪ Content of letter to impact the requirement for disclosure	▪ Triggers 30-day period for negotiations ▪ If disclosed, puts pressure on Tercica to conclude a deal	▪ If disclosed, unchecked speculation on "clearing price" ▪ Forces the other side to act defensively ▪ If disclosed, difficult for Ipsen to back-out
Informal "Verbal" Approach	▪ No formal Notice Letter ▪ Focus on non-formal exchanges ▪ Tercica may require a formal letter	▪ Maintain sentiment conducive to positive interactions ▪ Preserve option to back-out or to pursue more aggressive pathways later	▪ More time for Tercica to plan its defence ▪ Potentially longer discussions ▪ Tercica could make first disclosure and control the deal's public positioning ▪ Difficulty to control timing of leaks ▪ Unable to gain consensus amongst shareholders on deal price

Private Discussions vs. Public Disclosure for the Buyout Process

Options	Pros	Cons
Private Discussion	▪ Avoids disturbing discussion at an early stage ▪ Limits pressure to do deal on parties	▪ Limits incentive of Tercica to move quickly in discussions ▪ Unable to gain consensus amongst shareholders on deal price
Early Public Disclosure	▪ Greater visibility on market price expectations ▪ Ability to contact shareholders early to assess clearing price ▪ If disclosed, puts pressure on Tercica to conclude a deal ▪ Precludes risk of disclosure on Tercica's terms	▪ Opens doors to potential interlopers ▪ Activists will have an opportunity to interfere with the share price early in the process

- **It is usual practice in the USA to initiate such a transaction with a one-to-one meeting between both CEOs**
- **Informal approach / private discussions would provide flexibility to Ipsen and would be consistent with current relationship between both companies. However, leaks could force public disclosure at any time**

Key Questions on a Potential Tercica Buyout 30

STRICTLY CONFIDENTIAL

3 How Would Ipsen Approach Tercica for a Buyout?

Current Relationship and Associated Contractual Constraints

Permitted offers and stock purchases

• Obligation to serve Consultation Notice to Tercica’s Board before launching a public offer without consent

— Sets a deadline for Tercica of 30 days to reach an agreement

— In case talks fail, Ipsen has right to launch a public offer

• Hostile public offer has to comply with three constraints

— Announced at the latest 120 days after Consultation Notice is served

— Ipsen must commit to exercise warrants and convert notes

— Affiliation agreement requires that Threshold for public offer to be accepted is 60% (calculated as if warrants and notes had been converted / exercised)

• Anticipating challenges to the process

• Requirement of a “fair” process and a “fair” price for the transaction

— Ipsen should assume that Tercica will set up and Independent Committee of the Board

• Based on the contractual terms of Ipsen’s relationship with Tercica and on Ipsen’s presence on Tercica’s Board, a friendly approach through Tercica’s Board of Directors would seem preferable

Key Questions on a Potential Tercica Buyout 31

STRICTLY CONFIDENTIAL

IPSEN

Goldman Sachs

3 How Would Ipsen Approach Tercica for a Buyout?

Timing

Key Milestones for Tercica

Timeline	Event
Results	
Feb-2008	Q4 2007/FY 2007 earnings release
Early May-2008	Q1 2008 earnings release
Pipeline	
H1 2008	Initiation of Phase II trials in Short Stature and Adult Growth Hormone Deficiency-Combination with NutropinAq (Genentech)
H1 2008	Data from Phase 3b MS301 (Increlex in moderate IGFD)
H2 2008	Data from study MS308 Phase 3b trials (Increlex 1x/day)
Tercica Internal Process	
28-Apr-2008	Availability of updated business plan (1st draft)

Key Questions on a Potential Tercica Buyout 32

STRICTLY CONFIDENTIAL

4 What Would Be the Deal Structure and Its Key Terms?

Key Takeaways

• One-step mergers and two-step tender / mergers are widely used transaction structures in the USA

— Neither of these two structures is perceived by practitioners as being “better”: both have pros / cons

— Ultimate transaction structure is often dictated by the specific dynamics of the negotiation process

— Ipsen’s Board would need to remain a priori open to both options

• Besides price, the potential terms being negotiated with the Tercica Special Committee would include, for example:

— “Majority of the Remainder”

— Go-Shop / No-Shop clauses vs. Futility Statements: Ipsen’s veto rights on strategic transactions and its ability to block the acquisition of more than 9.9% of Tercica’s capital by a 3rd party limits Tercica’s ability to “shop”

• Impact of upfront voting / support agreements would remain somewhat theoretical due to degree of revocability

• “Base case” could be for Ipsen to seek to combine an informal / private approach with the objective of securing agreement on a two-step tender / merger structure

Key Questions on a Potential Tercica Buyout 33

STRICTLY CONFIDENTIAL

4 What Would Be the Deal Structure and Its Key Terms?

One Step Merger vs. Two-Step Tender Offer

Options Description Pros Cons

Two-Step: Negotiated Tender Offer + Merger

• First step: recommended tender offer

- Ipsen purchases Tercica’s shares in exchange for cash by way of an offer directly to Tercica’s shareholders

• Second step: merger

- Merger to squeeze-out remaining shareholders takes place thereafter

• Can be completed quickly (20 business days at a minimum after offer commencement if no regulatory delays)

• No involvement of ISS in a tender

• Mechanics simpler / timing faster if Ipsen has to increase its bid price after announcement

• Tercica’s Special Committee may prefer to go through the tender process first to allow for individual decision-making by shareholders

• Ipsen in the “driver’s seat” during the tender offer since it is in “direct” contact with the Tercica shareholders

• More difficult to challenge on the ground of fairness

• Non-tendering shareholders squeezed out in short-form merger may seek appraisal rights

- Short-form occurs when Ipsen controls >90% of the capital post tender

• Long-form merger (when <90% is acquired post tender) is potentially achievable but leads to longer execution time

- Ipsen may need to accept to operate for a certain period of time with >60% but <90% of Tercica’s capital

• Financing needs to be in place at closing of the offer

One-Step: Negotiated Merger

• ALL Tercica’s stock is acquired in a one-step transaction pursuant to which Tercica merges with Ipsen (or one of its subsidiaries)

• Avoids complications of tender offer (e.g., uncertainty to reach the 90%)

• All Tercica shares acquired in one-step

• Financing only needs to be in place at closing of merger

• ISS review for Tercica’s shareholder assembly voting on the merger

• Binary outcome (all or nothing)

• Shareholders may seek appraisal rights

• Increasing prices may prove more difficult as shareholder meeting may have to be postponed and related documentation updated

• Both deal structures are considered “common practice” in the US and a decision on this topic is not required at this stage

• The decision on structure would ultimately depend on a number of considerations including the dynamics of the negotiation with Tercica, the probability of reaching 90%, Ipsen’s willingness to operate with minority shareholders, and the likelihood of price increases once a deal is announced

Key Questions on a Potential Tercica Buyout 34

STRICTLY CONFIDENTIAL

4 What Would Be the Deal Structure and Its Key Terms?

Majority of the Remainder and Go-Shop

Options Description Considerations

Majority of the Remainder Requirement

Would require the approval (in the case of a merger) or the participation (in the case of a tender offer) of a majority of the Tercica shares not controlled by Ipsen in the merger / tender

• Tercica’s Special Committee may be focused on this specific deal term

• Would lead effectively to a minimum threshold of c.70% (40% + 0.5*60%) of outstanding shares versus 60% stated in the Ipsen-Tercica Affiliation Agreement

- Since not all shareholders show up to vote, this threshold can be challenging

• Many announced buyouts in the US have “stalled” because of this deal term

Go-Shop

• Gives Tercica’s Board of Directors the possibility to solicit or entertain alternative offer(s) for Tercica

• As part of their negotiations ahead of a one-step or two-step process, Ipsen and Tercica would need to agree how and when Tercica can colicit or entertain other offers as part of Tercica’s duties to maximise purchase price

• If the decision were taken to follow the buyout route, “Go-shop” and “Majority of the Remainder” would likely be the two of the most important components in the overall negotiation with Tercica (alongside with the bid price)

• Transaction terms should be assessed within the overall framework of the transaction

Key Questions on a Potential Tercica Buyout 35

STRICTLY CONFIDENTIAL

IPSEN

Goldman Sachs

5 What Is the Sequence of Events of a Friendly Scenario?

Two-Step Tender Offer Assuming 90%+ Shares Tendered: Detailed Timetable

Assuming no interlopers/legal challenges, and no material change in Offer terms (e.g. price)


Feb.
March
April
May
June
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12
Week 13
Week 14
Week 15
Week 16
Ipsen Corporate Events
Board of Directors
(26-Feb)
(31-Mar)
(04-May)
(11-Jun)
2007 Results
(27-Feb)
Q1 2008 Sales
(29-Apr)
AGM
(4-Jun)
Tercica Corporate Events
2007 Results
(26-Feb)
Q1 2008 Results
(Early May)
Process
Preparatory phase
Informal approach - CEO to CEO
(28-Mar)
Nego. with Board on the terms of the transac.
Announcement of the transaction
(05-May)
Schedule TO/13D/13E3 Filed
(12-May)
Tender Offer Period
Tender Offer Period
Filing of Schedule 14D-9 (Commencement Day +10)
(27-May)
Tender Offer closed (Commencement Day + 20)
(10-Jun)
Announcement of short form merger (assuming 90% shares tendered)
(11-Jun)
Financing
Preparation of lending banks presentation
Contacts/meetings with banks
Submission of firm proposals
(27-Mar)
Commited Financing
(28-Mar)
Market/Investor Communication on Transaction
Ipsen press release on offer
(05-May)
Market/investor presentation
(05-May)
Investor roadshow

Key Questions on a Potential Tercica Buyout 36

STRICTLY CONFIDENTIAL

5 What Is the Sequence of Events of a Friendly Scenario?

One-Step Merger: Detailed Timetable

Assuming no interlopers/legal challenges, and no material change in Offer terms (e.g. price)

Feb. March April May June July Aug.

Week 1 Week 2 Week 3 Week 4 Week 5 Week 6 Week 7 Week 8 Week 9 Week 10 Week 11 Week 12 Week 13 Week 14 Week 15 Week 16 Week 17 Week 18 Week 19 Week 20 Week 21 Week 22 Week 23 Week 24

Ipsen Corporate Events

Board of Directors (26-Feb) (31-Mar) (04-May)

2007 Results (27-Feb)

Q1 2008 Sales (29-Apr)

AGM (4-Jun)

Tercica Corporate Events

2007 Results (26-Feb)

Q1 2008 Results (Early May)

Process

Preparatory Phase

Informal approach - CEO to CEO (28-Mar)

Nego. with T. Board on the terms of the transac.

Announcement of the transaction (05-May)

SEC review period Sec Review period

Respond to SEC Comments

Proxy solicitation (20 days after clearing proxy materials with SEC)

Shareholder meeting (03-Aug)

Closing of transaction (04-Aug)

Financing

Preparation of lending banks presentation

Contacts/meetings with banks

Submission of firm proposals (27-Mar)

Commited Financing (28-Mar)

Documentation

Financing Documents

Preparation of Merger Agreement, 13D, 13E3

Proxy Materials

Market/Investor Communication on Transaction

Ipsen press release on offer (05-May)

Market/Investor presentation (05-May)

Investor roadshow

Key Questions on a Potential Tercica Buyout 37

STRICTLY CONFIDENTIAL

6 What Would Be the Likelihood of an Unfriendly Deal?

Key Takeaways

• Assuming conversion of bonds and exercise of warrants by Ipsen:

- Ipsen would have 38.6% of Tercica’s diluted capital

- Tercica Board members (including Ipsen) collectively would control 62.3% of the diluted capital

One-Step Mergers

• One-step merger structures are by definition friendly since they involve an agreement with the Target’s Board

- To obtain “majority of the remainder” at Tercica’s shareholders’ meeting voting on the merger, Ipsen would need to control 69% of Tercica’s capital

- Since the Board (62.3%) would already be in favour of the transaction, Ipsen would only need to gather an extra 7% of the votes at the general assembly to secure approval

Two-Step Tender-Merger

• In an unfriendly scenario, Ipsen would face the hostility of 23.7% of the capital (i.e., other Board members)

- Obtaining 90% (and ability to perform short-form merger) would not feasible due to the Board’s 23.7% hostile voting block

- Obtaining 60% (and ability to perform long-form merger) would involve gathering 21.4% of the capital (or 57% of free float); however, if two top institutional investors known for their “activist nature” (AIM and State of Wisconsin) were to vote against the plan, Ipsen would need to gather c. 75% of remaining free float

• Proceeding with an hostile offer would expose Ipsen to major execution risks and there would be no certainty regarding Ipsen’s ability to reach the targeted ownership thresholds

Key Questions on a Potential Tercica Buyout 38

STRICTLY CONFIDENTIAL

IPSEN
Innovation for patient care

Goldman Sachs

6 What Would Be the Likelihood of an Unfriendly Deal?

Illustrative Impact of Board Votes on Feasibility of the Transaction

Number of shares after exercise of dilutive instruments			Tender Offer										Merger				
			"Majority of remainder" not required								"Majority of Remainder" required		"Majority of remainder" not required		"Majority of Remainder" required	
	Shares (m)	In %	> 60%				> 90%				> 69%		> 50%		> 69%	
Ipsen	28.6	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%
Key shareholders	12.9	17.8%	Y	17.8%	N	-	Y	17.8%	N	-	Y	17.8%	Y	17.8%	Y	17.8%
Board members	2.6	3.6%	Y	3.6%	N	-	Y	3.6%	N	-	Y	3.6%	Y	3.6%	Y	3.6%
Key executives	1.7	2.4%	Y	2.4%	N	-	Y	2.4%	N	-	Y	2.4%	Y	2.4%	Y	2.4%
Sub-Total	**45.9**	**63.0%**		**63.0%**		**39.3%**		**63.0%**		**39.3%**		**63.0%**		**63.0%**		**63.0%**
Float	**26.9**	**37.0%**														
o/w AIM	*4.1*	*5.6%*														
o/w State of Wisconsin	*2.5*	*3.4%*														
Additional Voting rights to reach threshold				0.0%		20.7%		27.0%		50.7%		6.6%		0.0%		6.6%
As a % of float				*0.0%*		*56.0%*		*72.9%*		*137.1%*		*17.9%*		*0.0%*		*17.9%*
As a % of float excl. AIM and State of Wisconsin				*0.0%*		*74.0%*		*96.4%*		*181.3%*		*23.7%*		*0.0%*		*23.7%*

Assuming that 100% of shareholders are present and vote
Legend: "Y/N": Vote for/against the transaction
Threshold not reached

- **The unfriendly approach, implying a tender offer, would seem unlikely unless the Tercica Board vote can be split**
- **In the context of a tender offer, it would be difficult to reach the 90% threshold required for a short form merger without the support of the Tercica Board, especially since key shareholders on the Tercica Board represent c.18% of diluted share capital**
  - **By reaching a "majority of the remainder" (but <90%) threshold, Ipsen could still do a long form merger if it were to get comfortable with the challenge risks**

Key Questions on a Potential Tercica Buyout 39

STRICTLY CONFIDENTIAL

7 What Would Be the Options to Finance the Transaction?

Preliminary Considerations

• Ipsen would be expected to remain in a net cash position throughout the forecast period, on a pro-forma basis

• Post Tercica acquisition, Ipsen’s credit rating would be expected in the BB / BB+ range (i.e., in the “cross-over” territory between investment grade and sub-investment grade)

- Rating impacted positively by Ipsen’s strong franchise in targeted therapeutic areas, its solid EBITDA margins and its net cash position

- Credit negatives include Ipsen’s modest size compared to other key pharma players, its dependence on the French market and the limited footprint in the key US and Japanese market, its heavy R&D investments and potential patent risks

• Based on current market conditions and an implied BB+ rating, the spread on the incremental debt could be estimated at 150bps – 175 bps

• Ipsen would probably get the best financial terms on its new loan facility through a club deal with Ipsen’s existing relationship lending banks

Key Questions on a Potential Tercica Buyout 40

STRICTLY CONFIDENTIAL

8 How Would Ipsen Communicate to the Market?

Themes Considerations

Focus on targeted disease areas

• Strengthen Ipsen’s Endocrinology Portfolio

- Increlex EU / Somatuline US / Combo project

Implementation of US strategy

• Concrete commercialisation plan of Somatuline in the US

• Access to a US sales force, know-how and infrastructure

• Another example of successful partnership

Development of worldwide franchise

• Somatuline and Increlex become two worldwide products

• Possibility for Ipsen to use its US arm to launch additional products in North America

Relative decrease in French market dependence

• Increased revenues and earnings from the US

Value creation strategy

• For Ipsen’s shareholders: value driven by monetisation of Somatuline US, in-licensing of Increlex and upside of stake in Tercica

• Up to 40% stake in Tercica is a way to indirectly re-capture a portion of the value associated with Somatuline US and Increlex

Timing of Transaction / Why now?

• Ipsen had to pick in 2008 the US commercialisation platform for OBI-1 / Dysport

- Tercica was deemed to be an appropriate platform

• Increased strategic importance of Tercica (Somatuline, Increlex, OBI-1, Dysport) justified a transaction to take the full control of Tercica now

• Key uncertainties at the time of the initial investment (Somatuline approval in Europe / Increlex approval in the US, Insmed patent dispute) have now been resolved

• Preliminary equity story for the transaction is perceived as attractive

• Tercica management, Board and shareholders would be particularly interested in understanding the rationale for Ipsen’s decision to carry out the buy-out of Tercica’s public shareholders in 2008 instead of in 2010-2011 as initially expected by the market

Key Questions on a Potential Tercica Buyout 41

STRICTLY CONFIDENTIAL

8 How Would Ipsen Communicate to the Market?

Illustrative Response by Ipsen to leaks / rumours

Scenario 1 Tercica share price moves materially and unexpectedly

• Tercica could be forced by market authorities, or on its own initiatives if market reactions are adverse, to make a public statement

• If Tercica does not reply, Ipsen should stick with a “no comment” policy as long as possible

- “As a matter of policy, we do not comment on market rumours”

Scenario 2 Unnamed article disclosing on-going discussions

• Stick with no comment as long as possible

- “As a matter of policy, we do not comment on market rumours”

• Ipsen could make an additional tactical statement to reduce market speculations on Tercica’s share price by indicating that it currently has no intent to launch an offer

- Such tactical communication decision would create a “freeze period” before Ipsen could make an offer on Tercica

- This creates a number of risks if Ipsen does move ahead and may also complicate further disclosure

Scenario 3 Tercica issues official communication regarding the discussions

• Ipsen would provide an answer through a press release laying out at least its intentions and rationale for the approach

• Answer would be tailored to status of discussions with Tercica and content / tone of Tercica’s official statement

• Such disclosure would lead to update obligations

Key Questions on a Potential Tercica Buyout 42

STRICTLY CONFIDENTIAL

9 What Would Be the Potential Risks for Ipsen?

Themes Potential Risks Considerations

Opposition from committee • Special Committee’s efforts to act independently may lead them oppose the deal or to set unreasonable price expectations • Ipsen would need to be prepared for lengthy discussion • Ipsen would preferably enter the negotiation with a walk-away price at which it either (1) stops discussion / awaits another opportunity or (2) carefully considers a hostile approach and appeals to shareholders

Negative merger vote • Even if Special Committee were to negotiate and Ipsen were to reach an agreement, activist shareholders could seek to use their ability to vote down the deal to demand a higher price post announcement • ISS could take negative stand on proposed terms • Winning shareholders consent could (1) be prolonged, (2) require price hike(s), (3) be a public discussion and pose reputational risk to Ipsen • Ipsen would need to focus on approaching key shareholders early in the process (as soon as made public) to make sure they would support the agreement

Dissenting shareholders • Even if a majority of shareholders were to support the offer, dissenting shareholders could still decide to resort to litigation • Ipsen would need to make sure the price and discussion with the Board are perceived as fair • Any Ipsen internal communication (including with its advisors) may have to be disclosed

Reputation and adverse effect on relationship with Tercica • Two scenarios could occur following an official approach: (1) no agreement with Special Committee and Ipsen decides to take the offer to shareholders (hostile), or (2) following agreement with the Special Committee Ipsen enters a long public debate with dissenting shareholders as to value (incl. litigation) • Reputational impact of a “failed” public approach • Business relationship with Tercica going forward would be impacted by a failed approach • Perception of fairness would be key • Ipsen would strive to maintain a positive “discussion” atmosphere • Ipsen would need to consider a scenario where the buyout fails and thus prepare potential alternatives to communicate to the market

Leaks • Tercica would have limited incentive to keep discussions confidential • Clear communication strategy would need to be prepared in advance to react promptly to leaks

Key Questions on a Potential Tercica Buyout 43

STRICTLY CONFIDENTIAL

Appendix B: Precedent Case Study

Precedent Case Study 44

STRICTLY CONFIDENTIAL

Novartis Acquires Chiron for $5.3bn

03-Apr-2006

Business Description

- Diverse biotechnology company with three key businesses
  - Vaccines (2005A Sales: $602)
  - Blood Testing (2005A Sales: $556)
  - Biopharmaceuticals (2005A Sales: $629)
- Founded in 1981, Chiron was one of the first companies to sequence HIV and HCV
  - Technology led to development of its blood screening business and subsequent work on HBV led to development of vaccines businesses
- Entered drug discovery business in 1991 with acquisition of Cetus and subsequent acquisitions of Pathogenesis (2000) and Matrix (2002)
- Expanded vaccines business via 2003 acquisition of PowderJect
- Headquartered in Emeryville, CA; 5,762 employees

Chiron's Share Price Reaction


$50
$48
$46
$44
$42
$40
$38
$36
$34
Closing Market Price (USD)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Volume (000)
Final Offer Accepted by Shareholders = $48
Initial Offer Accepted by Chiron Board = $45
Initial Offer = $40
Aug-2005
Sep-2005
Nov-2005
Jan-2006
Mar-2006
Daily from 1-Aug-2005 to 19-Apr-2006
Volume
Chiron

Source: *Company Press Releases*

Transaction Rationale

- Acquisition provides Novartis with attractive growth platforms in the dynamic vaccines market and in a rapidly growing molecular diagnostic business
- Biopharmaceutical activities to be integrated into the Novartis Pharma drugs business
- Annual cost synergies of $200 million within three years
- "Our plan is to turn around the Chiron vaccines business, which will require investments in R&D and manufacturing to increase quality and capacity, so that we can better meet customer demand and address public health needs. Together with the dynamically growing diagnostics business, vaccines will form a new division, while biopharmaceuticals will be integrated into the existing pharmaceuticals business of Novartis." ***Dr. Daniel Vasella, Chairman and CEO, Novartis AG***

Transaction Highlights

- In 1994, Novartis purchased 49.9% of Chiron for $1.7 billion
- On 01-Sep-2005, Novartis proposed a purchase of the remaining stake for $40 per share in cash or a 9.8% premium to the previous day's close
- On 31-Oct-2005, Novartis increased its offer to $45 per share or approximately $5.1 billion in cash
  - Represented a 23% premium over the unaffected price of $36.44, Chiron's share price on the last trading day (31-Aug-2005) before Novartis made its initial offer
- Between Dec-2005 and Jan-2006 Chiron's largest shareholders (excluding Novartis) CAM North America and ValueAct announced they would vote against the transaction
- On 29-Mar-2006, ISS recommended to vote against the merger
- On 03-Apr-2006, Novartis increased its offer to $48 per share and was subsequently approved by shareholders on 19-Apr-2006

Offer Price	$48.00
Premium to Unaffected Close ($36.44 on 31-Aug-2005)	31.7%
Consideration ($bn)	$5.3
LTM Revenue Multiple	2.9x

Precedent Case Study 45